1900 Seaport Boulevard Redwood City, CA 94063 650 595 1300 Phone

July 1, 2014

Via EDGAR and Overnight Delivery

Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
ATTN:    Morgan Youngwood
Stephen Krikorian

RE:    Rocket Fuel Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 28, 2014
Responses dated May 16, 2014 and June 10, 2014
File No. 001-36071

Gentlemen:

Rocket Fuel Inc. (the “Company”) submits this letter in response to follow-up comments from the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) received by letter dated June 17, 2014 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, filed with the Commission on February 28, 2014 (the “Form 10-K”), and the Company's responses to the Staff's first two comment letters dated May 7, 2014 and May 28, 2014, respectively. In preparing its responses, the Company has also considered the Staff's clarifications provided in the Company’s teleconference with the Staff on June 24, 2014.

For the Staff’s convenience, the Company is providing copies of this letter to the Staff by overnight delivery. In this letter, the Company has recited the comments in italicized, bold type and has followed each comment with the Company’s response. Page references correspond to the page numbers of the Form 10-K unless otherwise indicated.

General

1.
We note that you state that “The majority of the business we conduct is governed by insertion orders. An insertion order is a contract applicable to a specific advertising campaign for a particular advertiser for a specific period of time.” Please clarify whether the insertion orders are binding and include penalties and minimum requirements.

In response to the Staff's request for clarification, the Company notes that an insertion order (“IO”) is a binding contract between the Company and the advertiser. Each IO specifies minimum requirements, including the number of impressions that the Company, through its media suppliers, will serve on behalf of the advertiser, and includes remedies for failure to meet those and other IO requirements. For more information regarding IOs and associated remedies for failure to perform, please see page 3 of this letter.

Securities and Exchange Commission
July 1, 2014

Further, please address the following:

•
Describe the process of executing an insertion order for your customers. Explain at what point-in-time you purchase advertising spots or impressions through the bidding process, e.g., after you negotiate the terms of an insertion order and then continuously throughout the advertising campaign. Clarify whether you have a history of bidding on advertising spots or impressions before having an insertion order. Tell us whether the price you pay for an advertising spot or impression through the bidding process is subject to change after the initial purchase and if so, describe the circumstances.

In response to the Staff’s request to describe the insertion order execution process, the Company notes that the Company and an advertiser or its agency first negotiate the terms and details of each advertising campaign, (e.g., the number of impressions to be delivered during the campaign, the price that the advertiser will pay to the Company for the impressions to be delivered, and any additional campaign-specific objective or parameters). Subsequent to those negotiations, the Company and the advertiser will typically execute on IO for each advertising campaign. A copy of the Company’s standard IO template has been provided supplementally to the Staff. The Company’s template IO incorporates the Interactive Advertising Bureau (“IAB”) Standard Terms and Conditions for Internet Advertising for Media Buys One Year or Less. Advertisers contract with the Company on the Company’s template, or their own form of IO, which typically incorporates the IAB Standard Terms and Conditions, sometimes with variations to the terms agreed to by the contracting parties. These terms and conditions can be found at http://www.iab.net/guidelines/508676/tscs3. Each IO is generally a standalone agreement that is not subject to a master services agreement of any type. The Company negotiates the pricing in each IO directly with the advertising agency or advertiser. The Company is solely responsible for fulfilling its obligations under the IO and the Company is therefore the primary obligor under the IO.

In order to fulfill an IO, the Company obtains the “creative” for the ad from the agency or advertiser and delivers the advertising campaign through the Company’s technology platform. The Company has wide discretion in purchasing the appropriate ad impressions or advertising spots because the advertiser generally does not specify anything other than the objective to be achieved by the campaign. The Company makes real-time bids with its selected media vendors to purchase advertising spots or impressions after an IO has been executed, and continues to make purchases throughout the campaign. The Company does not bid on advertising spots or impressions in the absence of an applicable IO, except to run “test” campaigns to test integration of new inventory sources from media vendors, to conduct other tests of its platform, or to demonstrate its services to a potential customer. The price the Company pays for an advertising spot or impression is fixed at the time of purchase, and is not subject to change thereafter.

The Company is responsible for paying its media vendors whether or not the advertising agency or advertiser ultimately pays the Company, so the Company bears credit risk at both the advertising agency and advertiser level. Because the number of impressions required to be delivered and the cost for the advertiser are determined in advance and the advertising spots or impressions are purchased subsequently, the Company bears the risk of fulfillment and the risk of any fluctuations in prices of advertising spots or

Securities and Exchange Commission
July 1, 2014

impressions. These forms of fulfillment risk and pricing risk are analogous to inventory risk.

•
Describe the consequences for either delivering advertising spots or impressions that do not satisfy the campaign parameters specified by your customers or if a specific ad spot or impressions is not available. Tell us the amount of concessions granted to your customers and from website providers, such as when campaign objectives are not met or your customer does not pay you. Tell us whether you are considered in breach of contract, if you do not deliver according to the terms of your insertion order with customers. In such cases, what recourse is available to your customers and do you still have to pay for the impressions? Indicate how a customer verifies that an insertion order has been delivered in accordance with campaign parameters. Please provide a sample insertion order.

In response to the Staff's comment, the Company notes that if the Company does not deliver impressions that satisfy campaign objectives (due to unavailability of advertising spots or impressions to fulfill the campaign, or delivery of advertising spots or impressions that are not consistent with the campaign-specified objectives or parameters, etc.), the Company will have failed to deliver according to the terms of the IO. The form IO includes remedies for failure to deliver according to the specifications of the IO. However, those remedies are not defined as exclusive remedies in the standard terms and conditions, so if the Company was in breach of the IO terms and conditions, the advertiser could seek additional remedies. For example, the advertiser may refuse to pay the contractually stated price in the IO for the delivered impressions. The Company may also lose the business of that advertiser. If the Company retains the business of the advertiser, the Company may issue credits or discounts to mitigate the failure to satisfy campaign objectives. The Company may also deliver “make-goods,” which are additional advertising spots or impressions that the Company purchases from its media vendors and delivers for the advertiser, but for which the Company does not charge the advertiser. The amount of a make-good depends on each particular circumstance. In either case, the Company is responsible for the cost of any unsatisfactory impressions it purchases. The credits, discounts, or make-goods mentioned above are considered when the Company assesses revenue recognition criteria and result in a revenue deferral or reserves, as presented in the Company's financial statements. These remedies in the aggregate have historically been insignificant, representing less than 1% of revenue for all periods presented. Irrespective of whether the Company fails to satisfy the campaign objectives in the binding IO, the Company must still pay its media vendors for all impressions purchased. The Company does not receive any concessions from the media vendors related to the Company’s failure to fulfill a campaign or related to instances in which the advertiser or agency does not pay the Company.

The Company believes that the above considerations demonstrate that the Company is responsible for delivering advertising spots or impressions that satisfy the campaign-specified objectives and parameters pursuant to the binding terms of an IO, and that, as a result, the Company is the primary obligor in its arrangements with advertisers. This responsibility is not linked to the separate contractual arrangements the Company has with its media vendors or the Company’s obligations to pay its media vendors for impressions that the Company purchases. The requirement to deliver the agreed-upon impressions and the possibility of being required to grant concessions and deliver make-

Securities and Exchange Commission
July 1, 2014

goods for failure to satisfy this responsibility also demonstrate that the Company has fulfillment or performance risk, which is analogous to inventory risk.

In order to confirm that impressions have been delivered in accordance with the terms of an IO, most advertisers rely on third party service providers, such as DART or Atlas, although some customers choose to rely on the Company’s records to verify that impressions have been delivered.

In response to the Staff’s request for a sample insertion order, as noted on page 2, this has been provided to the Staff supplementally.

•
Indicate whether insertion orders have fixed prices with your customers when the insertion orders are executed. That is, indicate whether you earn a variable amount for each impression delivered and whether the customers' price can be renegotiated. Tell us the range of advertising margins you have realized on these transactions for each period presented. Describe the circumstances and frequency when you have realized very low or negative margins. Additionally, consider including a risk factor that discusses the risk of varying margins if the insertion orders have fixed prices and inventory is purchased subsequently at prices unknown when the insertion order is executed.

In response to the Staff’s request, the Company notes that IOs include fixed prices that the advertiser agrees to pay for the number and types of impressions specified in the IO. Thus, the Company earns a variable amount for each impression it sells, with the variance depending on the price that the Company pays for the impressions it purchases, on a real-time basis from its media vendors, to satisfy the IO. The advertiser's purchase price that is specified in the IO is not subject to renegotiation, irrespective of the price the Company subsequently pays its media vendors.

Our media margins (measured as revenue less media costs as a percentage of revenue) were 49.3% in 2011 (with a quarterly range of 41.7% to 54.1%), 52.5% during 2012 (with a quarterly range of 50.0% to 54.4%), and 56.9% during 2013 (with a quarterly range of 54.7% to 58.0%).

The Company does not believe that the fluctuations in costs on a transaction-by-transaction basis represent a material risk to the Company. (The volume of transactions the Company had engaged in as of December 31, 2013 was well over 180 billion impressions served.) While, as in any business, the Company may realize low or negative margins on particular transactions, or a highly variable range of margins on singular transactions, the metric that is important to the Company is its aggregate performance across all of its business, as articulated below.

As described on page 50, revenue less media costs, a non-GAAP financial measure, is one of the Company’s key operating and financial performance metrics that enables management to assess its media margins. As further explained on page 50, revenue less media costs consists of GAAP revenue minus media costs, which are the costs of advertising impressions the Company purchases. Management believes this is a useful measure because it indicates the performance of the Company’s solution in balancing the

Securities and Exchange Commission
July 1, 2014

goals of delivering exceptional results to advertisers while meeting the Company’s goals, including media margin objectives.

In response to the Staff's request to consider including a risk factor that discusses the risk of varying costs of inventory, the Company proposes to add, in its next Form 10-Q, another bullet point to the risk factor “We may experience fluctuations in our operating results…” on pages 18-19, to read as follows:

•
fluctuations in our revenue less media costs (revenue less media costs is a non-GAAP measure; please see Item 6, Selected Financial Data, for an explanation of this measure and a reconciliation to the most comparable GAAP measure);

•
Describe the significant contractual terms you have with your suppliers. Additionally, consider including a risk factor, if true, that discusses that you may have to pay for advertising spots or impressions that are not in accordance with an insertion order. Please provide a sample of your supplier arrangements.

In response to the Staff's request to describe contractual terms with the Company’s suppliers, the Company notes that the most significant contractual terms relate to the delivery of the impressions, payment terms, and data integrity and usage. The Company's agreements with its suppliers are negotiated and entered into independent of and separate from any agreement with advertisers. The Company is solely responsible and liable for the cost of all media that it purchases from its suppliers, and for complying with all other terms and conditions imposed by the suppliers. A copy of the standard terms and conditions that apply to the Company's agreement with Google, as an example, can be found at http://www.google.com/doubleclick/adxbuyer/terms.html.

With regard to inventory risk more generally, the Company is not subject to conventional inventory risk that occurs when inventory is purchased in advance to then be used to satisfy customer needs. However, as noted above, the Company is responsible for payments to its media vendors upon purchase of the inventory through the bidding process, and the Company must pay its media vendors irrespective of whether the advertising spots or impressions purchased satisfy the customers' campaign objectives. Additionally, the timing of payments to its media vendors does not generally coincide with collection of the payments from the agencies or advertisers, as applicable. Also, as noted above, the Company selects its media vendors and is subject to both fulfillment risk and pricing risk (the risk of fluctuating costs of inventory from its media vendors relative to the fixed price negotiated with its customers) over the period during which the Company delivers impressions to satisfy campaign objectives.

The Company notes that the Company’s obligation to pay for inventory that is unsatisfactory for various reasons is covered in existing risk factors in the Form 10-K: “If we fail to detect fraud…” on page 23 notes that the Company may purchase inventory that proves to be unacceptable for advertising campaigns, in which case the Company is responsible for the cost of that inventory. “Errors or failures in our software and systems…” on page 29 notes that failures in the Company’s systems could cause the Company to purchase more media than its advertisers are contractually obligated to buy. Furthermore, the risk factor on page 31, “We rely predominantly on advertising agencies…” discloses the fact that the Company incurs the cost of any advertising

Securities and Exchange Commission
July 1, 2014

campaign before the Company bills for services, and it contemplates the possibility that an advertiser will not pay the agency (for whatever reason), in which case the agency is not liable to the Company. The Company believes that the existing risk disclosure sufficiently highlights the risks described above.

However, in future filings, the Company intends to add language substantively similar to the following to the discussion of its critical accounting policies and estimates in the MD&A section (new language underscored):

“Revenue Recognition

... In the normal course of business, we contract with advertising agencies... ... because (a) we are the primary obligor and are responsible for (i) fulfilling the advertisement delivery based on agreed-upon impressions, (ii) establishing the selling prices for delivery of the advertisements, and (iii) performing all billing and collection activities including retaining credit risk, and (b) we have the risk of fluctuating costs from our media vendors relative to fixed pricing negotiated with our customers and have discretion in selecting media vendors when fulfilling a customer’s campaign, we have concluded that we act as a principal in these arrangements and therefore report revenue earned and costs incurred on a gross basis....”

In light of the responses noted above, we do not believe that an amendment of our Form 10-K is appropriate because the changes we propose to make in future disclosures are not material. Furthermore, the proposed changes are supplemental to prior disclosure, rather than changes to prior disclosure.

In responding to the Staff's comment, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct your questions or comments regarding the Company’s responses to me at 650-517-8884 or jcovington@rocketfuelinc.com.

Sincerely,

/s/ JOANN C. COVINGTON

JoAnn C. Covington
General Counsel
Rocket Fuel Inc.

cc:	George John, Rocket Fuel Inc.
Peter Bardwick, Rocket Fuel Inc.
Rachel B. Proffitt, Wilson Sonsini Goodrich & Rosati, P.C.
Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Enclosure: Rocket Fuel Inc. Insertion Order Template